Schedule 13D	Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

THE WALT DISNEY COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

254687106

(CUSIP Number)

Steven P. Jobs

c/o Apple Computer, Inc.

1 Infinite Loop

Cupertino, California 95014

(408) 996-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 5

CUSIP No. 254687106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven P. Jobs
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO1
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 138,000,007
8. Shared Voting Power 0
9. Sole Dispositive Power 138,000,007
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 138,000,007
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%[2]
14.	Type of Reporting Person (See Instructions) IN

[1]	See Item 3 below.
[2]	The calculation of the percentage of outstanding shares of Disney common stock held by Mr. Jobs is based on 2,201,934,786 shares of Disney common stock outstanding, which is calculated by adding the number of outstanding shares of Disney common stock and outstanding shares of Pixar common stock (as converted) represented in the registration statement on Form S-4/A filed by Disney on April 3, 2006.

Schedule 13D	Page 3 of 5

Item 1: Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share, of The Walt Disney Company, a Delaware corporation (“Disney”), which has its principal executive office at 500 South Buena Vista Street, Burbank, California 91521.

Item 2: Identity and Background

This Schedule 13D is being filed by Steven P. Jobs, whose business address is located at 1 Infinite Loop, Cupertino, California 95014. Mr. Jobs is a United States citizen and the Chief Executive Officer of Apple Computer, Inc., which is located at 1 Infinite Loop, Cupertino, California 95014. Mr. Jobs is also the former Chief Executive Officer of Pixar, which is located at 1200 Park Avenue, Emeryville, California 94608.

During the last five years, Mr. Jobs: (i) has not been convicted in a criminal proceeding and (ii) was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3: Source and Amount of Funds or Other Consideration

On January 24, 2006, Disney, Lux Acquisition Corp., a California corporation and a wholly-owned subsidiary of Disney (“Merger Sub”), and Pixar, a California corporation, entered into an Agreement and Plan of Merger (the “Merger Agreement”). On May 5, 2006 (the “Effective Time”), pursuant to the terms and subject to the conditions contained in the Merger Agreement, Merger Sub merged with and into Pixar (the “Merger”), with Pixar continuing as the surviving corporation and becoming a wholly-owned subsidiary of Disney.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each issued and outstanding share of common stock of Pixar was automatically converted into 2.3 shares of common stock of Disney. In addition, each outstanding option to purchase Pixar common stock was automatically converted into an option to purchase Disney common stock and was assumed by Disney.

Accordingly, at the Effective Time, the 60,000,002 shares of Pixar common stock held by Mr. Jobs at the Effective Time were converted into the 138,000,004 shares of Disney common stock that are subject of this Schedule 13D. Mr. Jobs held three (3) shares of Disney common stock prior to the Effective Time. Mr. Jobs did not hold any options to purchase Pixar common stock at the Effective Time.

The Merger Agreement is incorporated by reference in this filing in Exhibit 1 and any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

Item 4: Purpose of Transaction

The information contained in Item 3 above is hereby incorporated by reference. Except as provided in the Merger Agreement and except for securities of Disney that Mr. Jobs may receive in connection with his service on the board of directors of Disney, there are no other current plans or proposals with respect to any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5: Interest in Securities of the Issuer

(a) Mr. Jobs beneficially owns 138,000,007 shares of Disney common stock, representing approximately 6.3% of the outstanding shares of Disney common stock. The calculation of the percentage of outstanding shares of

Schedule 13D	Page 4 of 5

Disney common stock held by Mr. Jobs is based on 2,201,934,786 shares of Disney common stock outstanding, which is calculated by adding the number of outstanding shares of Disney common stock and outstanding shares of Pixar common stock (as converted) represented in the registration statement on Form S-4/A filed by Disney on April 3, 2006.

(b) Mr. Jobs has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 138,000,007 shares of Disney common stock.

(c) Mr. Jobs has not effected any other transactions in Disney common stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 138,000,007 shares of Disney common stock.

(e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Jobs and any person with respect to any securities of Disney, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Disney.

Item 7: Material to Be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger by and among The Walt Disney Company, Lux Acquisition Corp. and Pixar, dated as of January 24, 2006 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Disney on January 26, 2006).

Schedule 13D	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2006
Date

/s/ Steve Jobs
Signature

Steven P. Jobs
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)